Exhibit I
October 20, 2011
LETTER TO THE LIMITED PARTNERS OF CAPITAL PRODUCT PARTNERS, L.P.
               Enclosed is a Notice of the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) which will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on November 15, 2011, at 11:30 a.m.
               At this Annual Meeting of the Limited Partners of the Company (the “Meeting”), Limited Partners of the Company will consider and vote upon the following proposal:
1	To elect one Class I Director to serve until the 2014 Annual Meeting of Limited Partners (“Proposal One”);

2.	To transact other such business as may properly come before the meeting or any adjournment thereof.
               Adoption of Proposal One requires the affirmative vote of a plurality of the common units represented at the Meeting, excluding common units owned by Capital Maritime & Trading Corp. or its affiliates.
               You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
               IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOUR UNITS ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER FIDUCIARY, PLEASE FOLLOW THE INSTRUCTIONS FURNISHED BY THE RECORD HOLDER. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE MEETING.

Very truly yours,

Ioannis E. Lazaridis

Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS, L.P.
NOTICE OF ANNUAL MEETING OF LIMITED PARTNERS
October 20, 2011
          NOTICE IS HEREBY given that the Annual Meeting of the Limited Partners of Capital Product Partners, L.P. (the “Company”) will be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on November 15, 2011, at 11:30 a.m. for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:
1.	To elect one Class I Director to serve until the 2014 Annual Meeting of Limited Partners (“Proposal One”);

2.	To transact other such business as may properly come before the meeting or any adjournment thereof.
          The Board of Directors has fixed the close of business on October 18, 2011 as the record date for the determination of the Limited Partners entitled to receive notice and to vote at the 2011 Annual Meeting of Limited Partners or any adjournment thereof.
          IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOUR UNITS ARE HELD IN THE NAME OF A BANK, BROKER OR OTHER FIDUCIARY, PLEASE FOLLOW THE INSTRUCTIONS FURNISHED BY THE RECORD HOLDER. THE VOTE OF EVERY LIMITED PARTNER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. YOU MAY REVOKE YOUR PROXY AT ANY TIME BEFORE THE ANNUAL MEETING.
          If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis

Chief Executive Officer and Chief Financial Officer of
Capital GP L.L.C.

CAPITAL PRODUCT PARTNERS L.P.
3 IASSONOS STR.
18 537 PIRAEUS
GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF LIMITED PARTNERS
TO BE HELD ON NOVEMBER 15, 2011

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
     The enclosed proxy is solicited on behalf of the Board of Directors (the “Board of Directors”) of Capital Product Partners, L.P., a Marshall Islands limited partnership (the “Company”), for use at the Annual Meeting of Limited Partners to be held at 3 Iassonos Str., 18 537 Piraeus, Greece, on November 15, 2011, at 11:30 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Limited Partners. This Proxy Statement and the accompanying form of proxy are expected to be mailed to Limited Partners of the Company entitled to vote at the Meeting on or about October 24, 2011.
VOTING RIGHTS AND OUTSTANDING SHARES
     On October 18, 2011 (the “Record Date”), the Company had outstanding 69,372,077 common units (the “Common Units”), 1,415,757 general partner units and no subordinated units.
     Each Limited Partner of record at the close of business on the Record Date is entitled to one vote for each Common Unit. Any Common Units owned by Capital Maritime & Trading Corp., an affiliate of our general partner, and its affiliates, have the same rights as the Company’s other outstanding Common Units. As of September 30, 2011, Capital Maritime & Trading Corp. owns 25.61% of our Common Units. As of September 30, 2011, Crude Carriers Investments Corp. owns 4.73% of our Common Units.
     One or more Limited Partners holding at least a majority of the total voting rights of the Company represented in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Units represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Limited Partners.
     The Common Units are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CPLP”.
INTERNET AVAILABILITY FOR VOTING
     Following receipt of your proxy card you may vote your Common Units by accessing www.proxyvote.com

REVOCABILITY OF PROXIES
     A Limited Partner giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, at 3 Iassonos Str., 18 537 Piraeus, Greece a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.
ANNUAL REPORT AND OTHER MATERIALS FOR MEETING
     Our Annual Report for the year ended December 31, 2010 and copies of the materials for our Annual General Meeting of Limited Partners are available on our website at www.capitalpplp.com. You may also request a copy of our annual report or of the materials free of charge by writing or calling us at the following address:
Capital Product Partners L.P., 3 Iassonos Str., Piraeus 18537, Greece.
Tel: (+30) 210 458 4950
Email: info@capitalpplp.com
INTERNET AVAILABILITY OF PROXY MATERIALS
     The proxy materials are also available at http://www.capitalpplp.com.

PROPOSAL ONE
ELECTION OF CLASS I DIRECTOR
     The Company’s board of directors consists of three persons who are designated by the Company’s general partner in its sole discretion and five who are elected by the holders of Common Units, excluding Common Units owned by Capital Maritime & Trading Corp. and its affiliates. As provided in the Company’s Second Amended and Restated Agreement of Limited Partnership, as amended, directors appointed by our general partner serve as directors for terms determined by our general partner and directors elected by holders of our Common Units are divided into three classes serving staggered three-year terms. Accordingly, the Board of Directors has nominated Pierre de Demandolx Dedons, for election by the holders of or Common Units as a Class I Director whose term would expire at the 2014 Annual Meeting. Mr. Robert P. Curt, a current Class I Director, has decided not to stand for re-election. If elected, Mr. de Demandolx Dedons will replace Mr. Curt on the Audit Committee and the Conflicts Committee.
     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Units authorized thereby FOR the election of the following nominee. It is expected that such nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.
Nominee for Election to the Company’s Board of Directors
     Information concerning the nominee for Class I director of the Company is set forth below:

Name	Age	Position
Pierre de Demandolx Dedons	70	Class I Director
     Mr. de Demandolx Dedons became a member of the Board of Directors of Crude Carriers Corp. on March 1, 2010. He previously served as a director of Capital Maritime. Mr. de Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Mr. de Demandolx Dedons joined Seacor in 1994 when Seacor acquired a controlling interest in Feronia International Shipping, the specialized division for offshore vessels owned by the Worms Group. Mr. de Demandolx Dedons holds a bachelor’s degree in politics and a bachelor’s degree in civil engineering and has completed a senior management program at the Harvard Business School.
     Audit Committee. The audit committee of our board of directors is composed of three or more independent directors, each of whom must meet the independence standards of the Nasdaq Global Market, the SEC and any other applicable laws and regulations governing independence from time to time. The audit committee is currently comprised of directors Abel Rasterhoff (chair), Robert P. Curt, Keith Forman and Dimitris Christacopoulos. All members of the committee are financially literate and our board of directors has determined that Mr. Rasterhoff qualifies as an “audit committee financial expert” for purposes of the U.S. Sarbanes-Oxley Act. The audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. If elected, Mr. de Demandolx Dedons will replace Mr. Curt on the Audit Committee.
     Conflicts Committee. The conflicts committee of our board of directors is composed of the same directors constituting the audit committee, being Keith Forman (chair), Abel Rasterhoff, Robert P. Curt and Dimitris Christacopoulos. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by The Nasdaq Global Market to serve on an audit committee of a board of directors and certain other requirements. The conflicts committee reviews specific matters that the board believes may involve conflicts of interest and determines if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our limited partners. If elected, Mr. de Demandolx Dedons will replace Mr. Curt on the Conflicts Committee.
     Required Vote. Approval of Proposal One will require the affirmative vote of the plurality of the votes cast by holders of the Common Units (excluding common units owned by Capital Maritime & Trading Corp. or its affiliates, including Crude Carriers Investments Corp.) present either in person or represented by proxy at the Meeting.
     Effect of abstentions. Abstentions will not affect the vote on Proposal One.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.
SOLICITATION
     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but Limited Partners may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the Annual General Meeting of Limited Partners will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners and will also be available on the Company’s website at www.capitalpplp.com.
     Morrow & Co., LLC, 470 West Ave, Stamford, CT 06902 has been retained to assist in soliciting proxies.
OTHER MATTERS
     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Ioannis E. Lazaridis

Chief Executive Officer and Chief Financial Officer of
Capital GP L.L.C.
October 20, 2011
Piraeus, Greece